Exhibit 99.10

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 035 891 002,50 €

542 051 180 R.C.S. Nanterre

total.com

Total Strategy & Outlook presentation

London, September 23, 2015 – Patrick Pouyanné, CEO, presents Total’s Strategy & Outlook to the financial community today. The presentation slides and webcast are available on total.com.

Key messages of the presentation include:

•	Strong discipline on organic Capex

Total is executing its plan to reduce capital expenditures to 23-24 B$ in 2015, from the peak of 28 B$ in 2013. The Group will further reduce investment down to 20-21 B$ in 2016, before returning to a sustainable level of 17-19 B$ from 2017 onwards.

•	Opex reduction target increased by 50% from 2 B$ to 3 B$ by 2017

In 2014 Total was the first major to launch a global cost reduction program. In February 2015, as part of a robust response to lower oil prices, the Group reinforced the program to achieve 1.2 B$ savings in 2015. At the end of the first half 2015, 66% of the annual target has already been reached. Leveraging the momentum from these results and taking into account future cost deflation, the Group is further increasing its Opex reduction target by 50% from 2 B$ to 3 B$ by 2017.

•	Strong production growth

Total achieved a production increase of 11% year on year during the first half of 2015. Production is planned to grow by an average of 6-7% per year between 2014 and 2017 and by an average of 5% per year between 2014 and 2019. Main drivers for production growth include twenty major start-ups, eight of which are in 2015, and increasing production efficiency.

•	Free cash flow to organically cover dividend by 2017 at 60 $/b

The Group has demonstrated resilience to lower oil prices in first half of 2015. Capital discipline, further Opex reduction and growing production will deliver improving cash flows. The Group confirms that organic free cash flow will cover the dividend by 2017 at 60 $/b.

•	Long term vision

The Group is committed to its oil and gas integrated business model and plans to allocate its capital employed 75% to Upstream and 25% to Downstream. The Group also plans to invest Capex of around 500 M$ per year to build profitable businesses in new energies.

Four presentations put specific emphasis on key domains for the future of the Group:

-	Cost discipline and operational excellence in Upstream by Arnaud Breuillac, President Exploration & Production and member of the Executive Committee;

-	Exploration strategy by Kevin McLachlan, Senior Vice President Exploration;

-	LNG business by Laurent Vivier, President Gas;

-	Total in Africa by Guy Maurice, Senior Vice President Africa for Exploration & Production and Momar Nguer, Senior Vice President Africa Middle-East for Marketing & Services.

Patrick Pouyanné, CEO, and Patrick de La Chevardière, CFO, will answer questions from the financial community at the end of the event.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.